Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-180163 and 333-204739) on Form S-8 of Costco Wholesale Corporation of our report dated June 22, 2018, with respect to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP
Seattle, Washington
June 22, 2018